Exhibit 99.8

Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

31 July 2023

Kibbutz Holding S.a.r.l

5 rue Guillaume J Kroll

I-1882 Luxembourg

Luxembourg

Attention: David Galan

AMENDED FEE LETTER

This amended fee letter (the “Letter”) sets out the basis upon which Selina Hospitality PLC (the “Company”) has agreed to pay a fee to Kibbutz Holding S.a.r.l. (“Kibbutz”) in relation to the Transaction (as defined below) and amends and restates the fee letter entered into by the parties hereto on 26 June 2023, in connection with the proposed issuance of a second tranche of an aggregate principal amount of $4,444,444 of convertible notes by the Company on 31 July 2023 (the “Second Note”).

1.	DEFINITIONS AND INTERPRETATION

In this Letter, the following terms shall have the following meanings:

“Convertible Subscription Agreement” means each of the initial and first subsequent subscription agreements concerning the subscription for convertible notes to be entered into on, about or after the date hereof between and among the Company (as issuer) and Osprey (as subscriber);

“Guarantee” means the guarantee to be provided by Kibbutz to Osprey in respect of each Convertible Subscription Agreement; and

“Osprey” means Osprey Investments Limited.

2.	FEE

In consideration of Kibbutz providing each Guarantee, the Company agrees to pay to Kibbutz a fee, to be satisfied through the issue to Kibbutz of 700,000 warrants to subscribe for 700,000 new ordinary shares of $0.005064 each in the capital of the Company at a subscription price of $1.50 per share, such shares to be issued pursuant to a private warrant agreement to be entered into between, among others, the Company and Kibbutz, and otherwise on the terms and conditions set out in the form of Warrant Certificate annexed to this Letter (the “Warrant Certificate”) (the “Warrants”).

Subject to and conditional upon completion of the subscription and funding of the subscription amount for ordinary shares of the Company under each Convertible Subscription Agreement, the Company will issue the pro rata amount of Warrants to Kibbutz and execute and deliver the Warrant Certificate to Kibbutz no later than three (3) business days after the completion of such transaction and execution of the Guarantees by Kibbutz in respect of such transaction, provided that in connection with the Guarantees to be issued by Kibbutz in connection with the second Convertible Subscription Agreement in relation to the Second Note, the parties agree that the Company will only issue the corresponding amount of 700,000 warrants three (3) business days after the lapse of a three-month period following the issuance of the Second Note if during that period Osprey has not elected to invest a minimum of $5,000,000 in the equity securities of the Company and exercised its corresponding option under that certain second Future Funding Letter dated of even date hereof to ask the Company to make a deemed prepayment of the Second Convertible Note in return for the Company issuing to Osprey the number of shares that would have been due had the Second Convertible Note principal been invested in the equity securities of the Company on the terms of the equivalent PIPE transaction documents previously agreed.

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3.	MISCELLANEOUS PROVISIONS

This Letter may not be amended except by all parties to this Letter in writing. This Letter constitutes the entire agreement and supersedes all prior agreements (both written and oral) between the parties to this Letter with respect to the subject matter of this Letter. This Letter may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one instrument. The invalidity, illegality or unenforceability of a provision of this Letter does not affect or impair the continuation in force of the remainder of such provision or the remainder of this Letter.

This Letter shall be binding upon, and enure to the benefit of, each party to this Letter and its or any subsequent successors and assigns. A party to this Letter may not assign or transfer, or purport to assign or transfer, a right or obligation under this Letter, except with the prior written consent of the other party to this Letter.

4.	LAW AND JURISDICTION

This Letter and the relationship among the parties to it (and any non-contractual obligation, dispute, controversy or claim of whatever nature arising out of or in any way relating to this Letter or its formation) shall be governed by and construed in accordance with English law. The parties irrevocably agree that the English courts will have exclusive jurisdiction in relation to this Letter and the parties hereby submit to the jurisdiction of such courts.

If you are in agreement with the terms as set forth in this Letter, please sign and return the enclosed copy of this Letter.

Yours faithfully,

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Duly authorised for and on behalf of Selina Hospitality PLC

Signature:	/s/ RAFAEL MUSERI
Name:	Rafael Museri

Agreed and accepted by:

For and on behalf of Kibbutz Holding S.a.r.l

Signature:	/s/ DAVID GALAN
Name:	David Galan
Date:	31 July 2023

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ANNEX

FORM OF WARRANT CERTIFICATE

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